FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information
28 APRIL 2006

                  BG Group appoints new Non-Executive Director

BG Group plc has today announced the appointment of Philippe Varin as a Non-Executive Director from 2 May 2006.

Mr Varin, 53, is Chief Executive of the Corus Group plc, the international metal company which manufactures, processes and distributes metal products.

Commenting on the appointment, BG Group's Chairman Sir Robert Wilson said: "We are delighted to announce this appointment. Philippe's insight and experience will be a valuable addition to our Board."

Notes to Editors
Philippe Varin became Chief Executive of Corus in May 2003.
He is a graduate of Ecole Polytechnique and of Ecole des Mines civil engineering school, Paris, France.
He joined the Pechiney Group in 1978 as a researcher. Following a period in charge of corporate development for the aluminium sector, he was appointed Vice-President, Engineering and Research.
In 1989, he was appointed Project Director for the construction of the Dunkirk ( France) aluminium smelter. As Managing Director of Aluminium Dunkerque from 1990 to 1992, he achieved the plant's start-up.
In 1993 and 1994, he was Group Financial Controller, based first in Paris then in Chicago at American National Can's headquarters.
In 1995, he became Vice-President of Pechiney's Rhenalu division, one of Europe's leading producers of aluminium mill products, with revenues of 1.5 billion dollars.
In March 1999, Philippe was appointed Senior Executive Vice President of the Aluminium Sector and a member of Pechiney's Executive Committee.
BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation.

As required by Section 9.6.13 (1) of the Listing Rules, a schedule giving details of all directorships held by Mr Varin in publicly-quoted companies at any time in the previous five years is set out below.

In addition, BG Group plc confirms that there are no details to be disclosed under Section 9.6.13 (2) - (6) of the Listing Rules.

Schedule of directorships held by Mr Varin in publicly-quoted companies in the past five years

Name of        Country of             Date of           Current/Date of
company        incorporation          appointment       resignation
Corus Group    England & Wales        01 May 2003       Current
plc
Aluminium de
Grece S.A.I.C  Greece                     1999             2003

Enquiries:

Jonathan Miller
Head of Communications + 44 (0) 118 929 3188

Chris Lloyd
Head of Investor Relations + 44 (0) 118 929 3018

www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 April 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary